Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2019

Friedberg, Germany, August 15, 2019 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2019.

Highlights - Second Quarter 2019(1) compared to the Second Quarter 2018

•	Total revenues for the second quarter decreased 4.0% to kEUR 5,050 from kEUR 5,262
•	Gross profit margin decreased to 30.2% from 35.2%
•	Systems revenues increased 13.1% to kEUR 2,129 from kEUR 1,883
•	Services revenues decreased 13.6% to kEUR 2,921 from kEUR 3,379
•	Reaffirm full year 2019 guidance

(1)Certain comparative figures for the three-month and six-month periods ended June 30, 2018 were restated for immaterial errors. For further information, see Note 9 of the Q3-2018 condensed consolidated interim financial statements.

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We are satisfied with the results for the first half of 2019. Revenue from our Systems segment is up by 40% for the first half of 2019, compared to the same period last year. We successfully presented VJET X, our new high-speed additive manufacturing solution for the first time to the public. A leading German car maker plans to use this 3D printer in the mass production of a new engine component. This new component can help to reduce vehicle CO2 emissions significantly. We are on track to present our large-scale production solution for High Speed Sintering, our new VX1000 HSS printer, to the public, for the first time in the fourth quarter of this year. This new 3D printer can be used in the mass production of sports equipment, consumer goods & electronics as well as in the manufacturing of parts for mobility & transportation and similar markets. There is truly a lot to be excited about.”

Second Quarter 2019 Results

Revenues for the second quarter of 2019 decreased by 4.0% to kEUR 5,050 compared to kEUR 5,262 in the second quarter of 2018.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 13.1% to kEUR 2,129 in the second quarter of 2019 from kEUR 1,883 in last year’s second quarter. The Company delivered two new 3D printers in the second quarter of 2019, compared to one new 3D printer and one used and refurbished 3D printer in last year’s second quarter.  Based on this product mix, the revenue from the sale of 3D printers slightly increased. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Systems-related revenues were the main driver for the increase in revenue in the second quarter year over year, which reflects the higher installed base of 3D printers in the market and the associated growth in aftersales activities. Systems revenues represented 42.2% of total revenues in the second quarter of 2019 compared to 35.8% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 13.6% to kEUR 2,921 in the second quarter of 2019 from kEUR 3,379 in the comparative period of 2018.  This was mainly due to lower revenue contributions from the German operation. Revenues from the German operation reflected the slight slowdown of the economy in Western Europe, mainly related to the automotive industry. This was partially offset by higher revenue contributions from our subsidiary voxeljet America Inc. (“voxeljet America”) mainly related to a volume contract which started in July 2018. Also revenue contribution from voxeljet China Co. Ltd. (“voxeljet China”)

increased, mainly due to a growing market penetration in the Asian sales region, which is accompanied by a larger customer base.

Cost of sales was kEUR 3,524 for the second quarter of 2019 compared to kEUR 3,410 for the second quarter of 2018.

Gross profit and gross profit margin were kEUR 1,526 and 30.2%, respectively, in the second quarter of 2019 compared to kEUR 1,852 and 35.2% in the second quarter of 2018.

Gross profit for our Systems segment increased to kEUR 531 in the second quarter of 2019 from kEUR 474 in the second quarter of 2018.  This was mainly related to the increase in revenues of kEUR  246 compared to the last year’s same period. Gross profit margin for this segment decreased to 24.9% in the second quarter of 2019 compared to 25.2% in the second quarter of 2018 and is therefore almost unchanged. Gross profit margin from the sale of 3D printers decreased in the second quarter year over year due to a less favorable product mix, while Systems-related revenues contributed a higher gross profit margin.

Gross profit for our Services segment decreased to kEUR 995 in the second quarter of 2019 compared to kEUR 1,378 in the second quarter of 2018. This was mainly due to the significant decrease in revenues from the German service center. The gross profit margin for this segment decreased to 34.1% in the second quarter of 2019 from 40.8% in the second quarter of 2018.  This was mainly related to lower gross profit margin from the German service center as a result of lower utilization. Our subsidiary voxeljet America also contributed lower gross profit margin due to higher depreciation expense, as we added additional 3D printers to our American service center during the third quarter of 2018, including one VX4000 system.

Selling expenses were kEUR 1,762 for the second quarter of 2019 compared to kEUR 1,658 in the second quarter of 2018. The increase was mainly due to higher personnel expenses as a result of the annual salary increase as well as higher expenses for trade fairs.

Administrative expenses were kEUR 1,585 for the second quarter of 2019 compared to kEUR 1,392 in the second quarter of 2018. This was mainly due to an increase in headcount resulting in higher personnel expenses as part of management’s remediation efforts on the material weaknesses in internal controls over financial reporting identified in the prior year. In addition, we incurred higher consulting fees as part of our project to expand our Enterprise Resource Planning (“ERP”) system. We have hired additional employees in the IT-Team for the management of SAP ERP system related tasks.

Research and development (“R&D”) expenses increased to kEUR 1,702 in the second quarter of 2019 from kEUR 1,514 in the second quarter of 2018. The increase of kEUR 188 was mainly due to higher personnel expenses related to a slight increase in headcount in order to support further research and development projects.

Other operating expenses in the second quarter of 2019 were kEUR 818 compared to kEUR 132 in the prior year period. This was mainly due to higher losses from foreign currency transaction of kEUR 813 for the second quarter of 2019 compared to kEUR 40 for the second quarter of 2018.

Other operating income was kEUR 148 for the second quarter of 2019 compared to kEUR 440 in the second quarter of 2018. The decrease was mainly due to lower gains from foreign currency transactions amounting to kEUR 28 for the second quarter of 2019, a decrease of kEUR 318 compared to last year’s second quarter.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 4,193 in the second quarter of 2019, compared to an operating loss of kEUR 2,404  in the comparative period in 2018. This was primarily related to significantly higher other operating expenses accompanied by lower gross profit and higher operating expenses, compared to the second quarter of 2018. In addition, other operating income decreased in the second quarter year over year.  Operating loss was significantly influenced by foreign currency impacts. The total gains and losses from foreign currency transactions on operating loss (considering changes in other operating expenses and other operating income) in the second quarter year over year was negative kEUR 1,091.

Financial result was positive kEUR 334 in the second quarter of 2019, compared to a financial result of negative kEUR 538 in the comparative period in 2018.  The increase was mainly related to the revaluation of derivative financial instruments resulting in a finance income of kEUR 620 (Q2 2018: finance expense of kEUR 225), partially offset by interest expense for long-term debt of kEUR 253 (Q2 2018: kEUR 236).

Net loss for the second quarter of 2019 was kEUR 3,915 or EUR 0.79 per share, as compared to net loss of kEUR 2,949, or EUR 0.79 per share, in the second quarter of 2018.  This is based on a weighted average number of ordinary shares outstanding of 4.836 million for the three months ended June 30, 2019. Compared to the last year’s same period, the number of ordinary shares outstanding was 3.720 million.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was at EUR 0.16 per ADS for the second quarter of 2019, compared to a net loss of EUR 0.16 per ADS for the second quarter of 2018. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by five as each ordinary share represents five ADSs.

Six Months Ended June 30, 2019 Results

Revenues for the six months ended June 30, 2019 slightly increased by 2.9% to kEUR 10,615 compared to kEUR 10,314 in the prior year period.

Systems revenues were kEUR 4,544 for the first six months of 2019 compared to kEUR 3,258 for the same period last year. The Company sold four new and one used and refurbished 3D printers during the first six months of 2019  compared to one new and three used and refurbished 3D printers in the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The increase of revenues within the Systems segment is mainly related to higher Systems-related revenues, which reflects the higher installed base of 3D printers in the market and the associated growth in aftersales activities. Systems revenues represented 42.8% of total revenue for the six months ended June 30, 2019 compared to 31.6% for the same period a year ago.

Services revenues were kEUR 6,071 for the six months ended June 30, 2019 compared to kEUR 7,056 for the same period last year. This decrease of 14.0% was mainly due to significantly lower revenue contributions from the German operation. Revenues from the German operation reflected the slight slowdown of the economy in Western Europe mainly related to the automotive industry. This was partially offset by higher revenue contributions from our subsidiary voxeljet America. The revenue increase from our American service center was mainly related to a volume contract which started in July 2018. Also our subsidiary voxeljet China provided higher revenue contributions, which was due to a growing market penetration in the Asian sales region, which is accompanied by a larger customer base.

Cost of sales for the six months ended June 30, 2019 was kEUR 7,176, an increase of kEUR 845, over cost of sales of kEUR 6,331 for the same period in 2018.

Gross profit and gross profit margin for the six months ended June 30, 2019 were kEUR 3,439 and 32.4%, respectively, compared to kEUR 3,983 and 38.6% in the prior year period.

Gross profit for our Systems segment increased to kEUR 1,360 for the six months ended June 30, 2019 from kEUR 854 in the same period in 2018. This increase was mainly due to the increase in revenues of kEUR 1,286. The gross profit margin for this segment also increased to 29.9% compared to 26.2% for the prior period. This was mainly due to a significant increase of gross profit margin from Systems-related revenues, while gross profit margin contribution from the sale of 3D printers decreased.

Gross profit for our Services segment decreased to kEUR 2,079 for the six months ended June 30, 2019 from kEUR 3,129 in the same period of 2018. This was mainly related to the significant decrease in revenues in our German service center. The gross profit margin for this segment decreased to 34.2%  for the first six months of 2019 from 44.3% in the same period in 2018. This was mainly related to lower gross profit margin from the German service center as a result of lower utilization. Our subsidiary voxeljet America also contributed lower gross profit margin due to higher depreciation expense, as we added additional 3D printers to our American service center during the third quarter of 2018, including one VX4000 system.

Selling expenses were kEUR 3,438 for the six months ended June 30, 2019 compared to kEUR 3,394 in the same period in 2018. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses increased by kEUR 400 to kEUR 3,024 for the first six months of 2019 from kEUR 2,624 in the prior year’s period. This was mainly due to an increase in headcount resulting in higher personnel expenses as part of management’s remediation efforts on the material weaknesses in internal controls over financial reporting identified in the prior year. In addition, we incurred higher consulting fees as part of our project to expand our Enterprise Resource Planning (“ERP”) system. We have hired additional employees in the IT-Team for the management of SAP ERP system related tasks.

R&D expenses increased to kEUR 3,407 for the six months ended June 30, 2019 from kEUR 3,111 in the same period in 2018, an increase of kEUR 296, or 9.5%. The increase was mainly due to increased expenditures for personnel to support existing and future projects. This was partially offset by lower material expenses, where the consumption is usually driven by project type and phase.

Other operating expenses for the six months ended June 30, 2019 were kEUR 434 compared to kEUR 490 in the prior year period. This was mainly due to lower expenses related to the reserve on trade receivables amounting to kEUR 9 for the six months ended June 30, 2019 versus kEUR 134 in the comparative period in 2018. A main driver for other operating expense were losses from foreign currency transactions amounting to kEUR 421 for the six months ended June 30, 2019 compared to kEUR 331 in the prior year’s period.

Other operating income was kEUR 729 for the six months ended June 30, 2019 compared to kEUR 842 in the prior year period. The decrease was mainly due to lower gains from foreign exchange transactions amounting to kEUR 446 for the six months ended June 30, 2019, compared to kEUR 600 in comparative period in 2018.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 6,135 in the six months ended June 30, 2019, compared to an operating loss of kEUR 4,794 in the comparative period in 2018. This was primarily driven by weaker gross profit and higher administration and R&D operating expenses, compared to the six months ended June 30, 2018. Operating loss was influenced by foreign currency impacts. The total year over year impact from gains and losses from foreign currency transactions on operating loss (considering changes in other operating expenses and other operating income) for the six-month period was kEUR 244 negative.

Financial result was negative kEUR 524 for the six months ended June 30, 2019, compared to a financial result of positive kEUR 140 in the comparative period in 2018. The decrease was mainly related to the revaluation of derivative financial instruments resulting in a finance income of kEUR 19 for the six months ended June 30, 2019, compared to a finance income kEUR 716 in the comparative period in 2018. Interest expense for long-term debt amounted to kEUR 494 in the six months ended June 30, 2019, compared to kEUR 467 for the six months ended June 30, 2018.

Net loss for the six months ended June 30, 2019 was kEUR 6,703, or EUR 1.37 per share, as compared to net loss of kEUR 4,667, or EUR 1.25 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 4.836 million for the first six months ended June 30, 2019. Compared to the last year’s same period, the number of ordinary shares outstanding was 3.720 million.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.27 per ADS for the six months ended June 30, 2019 compared to net loss of EUR 0.25 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the third quarter of 2019 is expected to be in the range of kEUR 4,500 to kEUR 5,500.

We reaffirm our guidance for the full year ending December 31, 2019

-	Full year revenue is expected to be in the range of kEUR 27,000 and kEUR 30,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 12,000 and kEUR 12,500 and R&D expenses projected to be approximately kEUR 5,500 to kEUR 6,000. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.

-

Adjusted EBITDA for the second half of the year ending December 31, 2019 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.

-	Capital expenditures are projected to be in the range of kEUR 2,000 to kEUR 2,500, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at June 30, 2019 was kEUR 3,062, which represents six 3D printers. This compares to a backlog of kEUR 3,392 representing six 3D printers, at December 31, 2018. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At June 30, 2019, we had cash and cash equivalents of kEUR 5,986 and held kEUR 7,859 of investments in bond funds and one note receivable amounting to kEUR 1,245, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the second quarter 2019 on Friday, August 16, 2019 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Second Quarter 2019 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13692402. The recording will be available for replay through August 23, 2019.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1253739&tp_key=1250cb880b at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1374 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2019.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	6/30/2019	12/31/2018(1)
		(€ in thousands)
		unaudited
Current assets		33,366	37,936
Cash and cash equivalents	7	5,986	7,402
Financial assets	7	9,104	12,905
Trade receivables		4,502	6,030
Inventories	4	12,174	10,064
Income tax receivables		39	13
Other assets		1,561	1,522

Non-current assets		34,553	31,416
Financial assets	7	2,252	2,234
Intangible assets		1,371	1,420
Property, plant and equipment	2, 5	30,849	27,675
Investments in joint venture		33	33
Other assets		48	54

Total assets		67,919	69,352

	Notes	6/30/2019	12/31/2018(1)

Current liabilities		6,123	6,302
Trade payables	7	2,171	2,945
Contract liabilities		1,079	817
Financial liabilities	2, 7	1,363	850
Other liabilities and provisions	6	1,510	1,690

Non-current liabilities		20,716	16,575
Deferred tax liabilities		120	76
Financial liabilities	2, 7	20,420	16,321
Other liabilities and provisions	6	176	178

Equity		41,080	46,475
Subscribed capital		4,836	4,836
Capital reserves		87,739	86,803
Accumulated deficit		(53,004)	(46,400)
Accumulated other comprehensive income		1,357	1,201
Equity attributable to the owners of the company		40,928	46,440
Non controlling interest		152	35
Total equity and liabilities		67,919	69,352

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2019	2018(1) (2)	2019	2018(1) (2)
		(€ in thousands except share and share data)
Revenues	9, 10	5,050	5,262	10,615	10,314
Cost of sales		(3,524)	(3,410)	(7,176)	(6,331)
Gross profit	9	1,526	1,852	3,439	3,983
Selling expenses		(1,762)	(1,658)	(3,438)	(3,394)
Administrative expenses		(1,585)	(1,392)	(3,024)	(2,624)
Research and development expenses		(1,702)	(1,514)	(3,407)	(3,111)
Other operating expenses		(818)	(132)	(434)	(490)
Other operating income		148	440	729	842
Operating loss		(4,193)	(2,404)	(6,135)	(4,794)
Finance expense	8	(307)	(549)	(622)	(592)
Finance income	8	641	11	98	732
Financial result	8	334	(538)	(524)	140
Loss before income taxes		(3,859)	(2,942)	(6,659)	(4,654)
Income taxes		(56)	(7)	(44)	(13)
Net loss		(3,915)	(2,949)	(6,703)	(4,667)

Debt investment at FVOCI - net change in fair value		34	(3)	140	(18)
Foreign currency translation differences		416	(9)	16	(73)
Other comprehensive income		450	(12)	156	(91)
Total comprehensive loss		(3,465)	(2,961)	(6,547)	(4,758)

Loss attributable to:
Owners of the Company		(3,820)	(2,940)	(6,604)	(4,652)
Non-controlling interests		(95)	(9)	(99)	(15)
		(3,915)	(2,949)	(6,703)	(4,667)

Total comprehensive loss attributable to:
Owners of the Company		(3,370)	(2,952)	(6,448)	(4,743)
Non-controlling interests		(95)	(9)	(99)	(15)
		(3,465)	(2,961)	(6,547)	(4,758)

Weighted average number of ordinary shares outstanding		4,836,000	3,720,000	4,836,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.79)	(0.79)	(1.37)	(1.25)

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

(2)Certain comparative figures for the three-month period and six-month periods ended June 30, 2018 were restated for immaterial errors. For further information, see Note 9 of the Q3-2018 condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance December 31, 2017(2)	3,720	76,227	(37,509)	1,380	43,818	71	43,889
Adjustment on initial application of IFRS 15	--	--	(100)	--	(100)	--	(100)
Adjustment on initial application of IFRS 9	--	--	(63)	--	(63)	--	(63)
Adjusted balance at January 1, 2018(2)	3,720	76,227	(37,672)	1,380	43,655	71	43,726
Loss for the period	--	--	(4,652)	--	(4,652)	(15)	(4,667)
Net changes in fair value of debt investments at FVOCI	--	--	--	(18)	(18)	--	(18)
Foreign currency translations	--	--	--	(73)	(73)	--	(73)
Equity-settled share-based payment	--	299	--	--	299	--	299
Balance at June 30, 2018(2)	3,720	76,526	(42,324)	1,289	39,211	56	39,267

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2018 (1)	4,836	86,803	(46,400)	1,201	46,440	35	46,475
Loss for the period	--	--	(6,604)	--	(6,604)	(99)	(6,703)
Net changes in fair value of debt investments at FVOCI	--	--	--	140	140	--	140
Foreign currency translations	--	--	--	16	16	--	16
Equity-settled share-based payment	--	332	--	--	332	--	332
Share-based payment transaction with the non-controlling shareholder of a subsidiary	--	604	--	--	604	216	820
Balance at June 30, 2019	4,836	87,739	(53,004)	1,357	40,928	152	41,080

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

(2)Certain comparative figures for the six-month period ended June 30, 2018 were restated for immaterial errors. For further information, see Note 9 of the Q3-2018 condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2019	2018(1) (2)
	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(6,703)	(4,667)

Depreciation and amortization	2,143	1,702
Foreign currency exchange differences on loans to subsidiaries	(41)	(146)
Share-based compensation expense	332	299
Change in impairment of trade receivables	(15)	152
Non-cash expense on financial liabilities	428	382
Change in fair value of derivative equity forward	(18)	(715)
Change in inventory allowance	(16)	(327)
Other	60	20

Change in working capital	(729)	(59)
Trade and other receivables, inventories and current assets	(125)	(2,370)
Trade payables	(690)	191
Other liabilities, contract liabilities and provisions	112	2,122
Income tax payable/receivables	(26)	(2)
Net cash used in operating activities	(4,559)	(3,359)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(637)	(813)
Proceeds from disposal of financial assets	5,176	7,025
Payments to acquire financial assets	(1,243)	(6,175)
Net cash from investing activities	3,296	37

Cash Flow from financing activities

Repayment of bank overdrafts and lines of credit	—	(49)
Repayment of sale and leaseback obligation	—	(211)
Repayment of lease liabilities (2018: Repayment of finance lease obligations)	(137)	(23)
Repayment of long-term debt	(525)	(393)
Proceeds from issuance of long-term debt	500	40
Net cash used in financing activities	(162)	(636)

Net increase (decrease) in cash and cash equivalents	(1,425)	(3,958)

Cash and cash equivalents at beginning of period	7,402	7,569
Changes to cash and cash equivalents due to foreign exchanges rates	9	32
Cash and cash equivalents at end of period	5,986	3,643

Supplemental Cash Flow Information
Interest paid	182	111
Interest received	42	3

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

(2)Certain comparative figures for the six-month period ended June 30, 2018 were restated for immaterial errors. For further information, see Note 9 of the Q3-2018 condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2019.

Standard	Effective date	Descriptions
Others	01/2020	Amendments References to the Conceptual Framework in IFRS Standards 3
IFRS 3	01/2020	Amendment Definition of a business
IAS 1, IAS 8	01/2020	Amendment, Amendment Definition of material
IFRS 17	01/2021	Insurance Contracts
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

The Company has not yet determined what impact the new standards, amendments or interpretations will have on its financial statements.

The interim financial statements as of and for the six months ended June 30, 2019 and 2018 were authorized for issue by the Management Board on August 15, 2019.

2. Summary of significant accounting policies

Except as described below, the accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as of and for the year ended December 31, 2018, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 28, 2019. The changes in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2019.

The Group has initially adopted IFRS 16 Leases from January 1, 2019. A number of other new standards are effective from January 1, 2019 but these do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Group has applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as of January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated and is therefore presented as previously reported, under IAS 17 and related interpretations. The details of changes in accounting are disclosed below.

Definition of a lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applies IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The Company as a lessee

The Company leases assets, including properties, production equipment and vehicles. As a lessee, the Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. These leases are on-balance sheet.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets (e.g. tools) as well as short-term leases (leases with less than 12 months of lease term). The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company presents right-of-use assets in “property, plant and equipment”, in the same line item as it presents underlying assets of the same nature that it owns. The carrying amounts of right-of-use assets are as below:

	Property, plant and equipment
	Property	Production equipment	Others	Total
	(€ in thousands)
Balance at January 1, 2019	3,109	112	280	3,501
Balance at June 30, 2019	4,466	94	265	4,825

The Company presents lease liabilities within “financial liabilities” in the condensed consolidated statements of financial position.

Leases under IFRS 16

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at an amount equal to the lease liability, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonable certain not to be exercised.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Transition

Previously, the Company classified property plant and equipment leases as operating leases under IAS 17. These include manufacturing facilities. The leases typically run for a period of three to ten years. Some leases include an option to renew the lease for an additional three to five years after the end of the non-cancelable period.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rates for similar assets as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

-	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics.
-	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.
-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

The Company leases a small number of items of production equipment. These leases were classified as finance leases under IAS 17. For these finance leases, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The Company as a lessor

The Company leases out a small number of 3D printers. Those leases have been classified as operating leases.

The accounting policies applicable to the Company as a lessor are not different from those under IAS 17.

The Company is not required to make any adjustments on transition to IFRS 16 for leases in which it acts as a lessor.

Impacts on financial statements

Impacts on transition

On transition to IFRS 16, the Company recognized additional right-of-use assets, including property, plant and equipment and additional lease liabilities. The impact on transition is summarized below.

Impact on adopting IFRS 16 at January 1, 2019
(€ in thousands)
Right-of-use assets presented in property plant and equipment	3,501
Lease liabilities as presented in financial liabilities	3,574

When measuring lease liabilities for leases that were classified as operating lease, the Company discounted lease payments using its incremental borrowing rates as of January 1, 2019. The weighted-average rate applied is 4.55%.

January 1, 2019
(€ in thousands)
Operating lease commitment at December 31, 2018, as disclosed in the Group's consolidated financial statements	2,584
Discounted using the incremental borrowing rate at January 1, 2019	2,021
Finance lease liability recognized as at December 31, 2018	105
Recognition exemption for leases with less than 12 months of lease term at transition	(84)
Extension options reasonably certain to be exercised	1,532
Lease liabilities recognized at January 1, 2019	3,574

Impacts for the period

As a result of initially applying IFRS 16, in relation to the leases that were previously classified as operating leases, the Company recognized kEUR 4,825 of right-of-use assets and kEUR 4,233 of lease liabilities as of June 30, 2019.

Also in relation to those leases under IFRS 16, the Company has recognized depreciation and interest costs, instead of operating lease expenses. During the six-months ended June 30, 2019, the Company recognized kEUR 354 of depreciation expenses and kEUR 95 of interest expense from these leases.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000.  279,000 options (75%, Tranche 1) were granted on April 7, 2017. 93,000 options (25%, Tranche 2) were granted on April 12, 2018.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2
Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at June 30, 2019 no options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at June 30, 2019 amounts to 8.0 years (June 30, 2018:  9.0 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 167 in the three months and kEUR 332 in the six months ended June 30, 2019. (Three months and six months ended June 30, 2018:  kEUR 171 and kEUR 299, respectively).

4.  Inventories

	6/30/2019	12/31/2018
	(€ in thousands)
Raw materials and merchandise	3,994	4,628
Work in progress	8,180	5,436
Total	12,174	10,064

5.  Property, plant and equipment, net

	6/30/2019	12/31/2018(1)
	(€ in thousands)
Land, buildings and leasehold improvements	21,339	17,085
Plant and machinery (2018: includes assets under finance lease)	7,849	9,072
Other facilities, factory and office equipment	1,635	1,502
Assets under construction and prepayments made	26	16
Total	30,849	27,675
Thereof pledged assets of Property, Plant and Equipment	6,408	6,691
Leased assets included in Property, Plant and Equipment:	180	357
Printers leased to customers under operating lease	180	208
Other factory equipment	—	149

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

6.  Other liabilities and provisions

	6/30/2019	12/31/2018
	(€ in thousands)
Liabilities from VAT	62	24
Employee bonus	137	413
Accruals for vacation and overtime	440	210
Accruals for licenses	55	69
Liabilities from payroll	348	298
Accruals for commissions	42	47
Accruals for compensation of Supervisory board	130	180
Accrual for warranty	178	240
Others	294	387
Total	1,686	1,868

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. In addition, for the current year the fair value disclosure of lease liabilities is not required.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
6/30/2019			cost	cost	amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Non-current assets
Derivative financial instruments	2,247	--	--	--	2,247	--	2,247	--	2,247
Equity securities	--	5	--	--	5	--	--	5	5

Current assets
Bond funds	--	7,859	--	--	7,859	7,859	--	--	7,859
Note receivable	--	1,245	--	--	1,245	1,245	--	--	1,245

Financial assets not measured at fair value
Current assets
Cash and cash equivalents	--	--	5,986	--	5,986	5,986	--		5,986
Trade and other receivables	--	--	4,502	--	4,502	--	--	--	--

Financial liabilities not measured at fair value
Non-current liabilities
Long-term debt	--	--	--	16,628	16,628	--	15,928	--	15,928

Current liabilities
Long-term debt	--	--	--	922	922	--	914	--	914
Trade payables	--	--	--	2,171	2,171	--	--	--	--

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2018			cost	cost	amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Non-current assets
Derivative financial instruments	2,229	--	--	--	2,229	--	2,229	--	2,229
Equity securities	--	5	--	--	5	--	--	5	5

Current assets
Bond funds	--	12,905	--	--	12,905	12,905	--	--	12,905

Financial assets not measured at fair value
Current assets
Cash and cash equivalents	--	--	7,402	--	7,402	7,402	--		7,402
Trade and other receivables	--	--	6,030	--	6,030	--	--	--	--

Financial liabilities not measured at fair value
Non-current liabilities
Long-term debt	--	--	--	16,250	16,250	--	15,231	--	15,231
Finance lease obligation	--	--	--	71	71	--	69	--	69

Current liabilities
Long-term debt	--	--	--	816	816	--	809	--	809
Finance lease obligation	--	--	--	34	34	--	34	--	34
Trade payables	--	--	--	2,945	2,945	--	--	--	--

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8. Financial result

	Three months ended June 30,
	2019	2018(1)
	(€ in thousands)
Interest expense	(307)	(549)
Interest expense on lease liability (2018: Finance lease obligations)	(52)	(23)
Long-term debt	(253)	(236)
Expense from revaluation of derivative financial instruments	--	(225)
Other	(2)	(65)
Interest income	641	11
Payout of bond funds	18	9
Income from revaluation of derivative financial instruments	620	—
Other	3	2
Financial result	334	(538)

	Six months ended June 30,
	2019	2018(1)
	(€ in thousands)
Interest expense	(622)	(592)
Interest expense on lease liability (2018: Finance lease obligations)	(95)	(59)
Long-term debt	(494)	(467)
Other	(33)	(66)
Interest income	98	732
Payout of bond funds	71	14
Income from revaluation of derivative financial instruments	19	716
Other	8	2
Financial result	(524)	140

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2019		2018(1) (2)
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	2,129	2,921	1,883	3,379

Gross profit	531	995	474	1,378
Gross profit margin	24.9%	34.1%	25.2%	40.8%

	Six months ended June 30,
	2019		2018(1) (2)
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	4,544	6,071	3,258	7,056

Gross profit	1,360	2,079	854	3,129
Gross profit margin	29.9%	34.2%	26.2%	44.3%

(1)The Company has initially applied IFRS 16 as of January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated and the cumulative effect of initially applying IFRS 16 is recognized in retained earnings at the date of initial application. For further information, see Note 2 of the condensed consolidated interim financial statements.

(2)Certain comparative figures for the three-month period and six-month periods ended June 30, 2018 were restated for immaterial errors. For further information, see Note 9 of the Q3-2018 condensed consolidated interim financial statements.

10. Revenues

	Three months ended June 30,
	SYSTEMS		SERVICES
	2019	2018	2019	2018
	(€ in thousands)
Primary geographical markets
EMEA	908	1,350	1,658	2,340
Asia Pacific	318	299	282	150
Americas	903	234	981	889
	2,129	1,883	2,921	3,379

Timing of revenue recognition
Products transferred at a point in time	1,932	1,571	2,921	3,379
Products and services transferred over time	197	312	--	--
Revenue from contracts with customers	2,129	1,883	2,921	3,379

	Six months ended June 30,
	SYSTEMS		SERVICES
	2019	2018	2019	2018
	(€ in thousands)
Primary geographical markets
EMEA	1,836	2,062	3,480	4,760
Asia Pacific	930	851	500	366
Americas	1,778	345	2,091	1,930
	4,544	3,258	6,071	7,056

Timing of revenue recognition
Products transferred at a point in time	4,125	2,838	6,071	7,056
Products and services transferred over time	419	420	--	--
Revenue from contracts with customers	4,544	3,258	6,071	7,056

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	(€ in thousands)		(€ in thousands)
EMEA	2,566	3,690	5,316	6,822
Germany	1,025	1,220	2,376	2,737
France	267	1,160	640	1,749
Switzerland	370	131	441	200
Great Britain	261	236	710	510
Others	643	943	1,149	1,626
Asia Pacific	600	449	1,430	1,217
China	295	135	492	328
South Korea	258	181	346	307
Others	47	133	592	582
Americas	1,884	1,123	3,869	2,275
United States	1,859	1,115	3,807	2,254
Others	25	8	62	21
Total	5,050	5,262	10,615	10,314

11. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.